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================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number: 001-14481

                       TELE LESTE CELLULAR HOLDING COMPANY
                 (Translation of registrant's name into English)

                        Av. Silveira Martins 1036, Cabula
                         41150-000 Salvador, BA, Brazil
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F   X                Form 40-F
                           ----                        ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                       No  X
                       ----                      ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                       No   X
                       ----                      ----

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                       No   X
                       ----                      ----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                               ----

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                       TELE LESTE CELLULAR HOLDING COMPANY

                               TABLE OF CONTENTS


Item
----

1. Press Release entitled "Tele Leste Celular Participacoes S.A. - By-Laws restated on March 24, 2003" dated on March 31, 2003.

                                                          [GRAPHIC REMOVED HERE]


Tele LESTE Celular Participacoes S.A.
By-Laws restated on March 24, 2003
================================================================================

March 31, 2003   (16 pages)

For more information, please contact:

Charles E. Allen
TELE LESTE CELULAR PARTICIPACOES S.A., Brazil
Tel.:    (55-11) 3549-7200
Fax:     (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telebahiacelular.com.br

(Sao Paulo - Brazil), (March 31, 2003) TELE LESTE CELULAR PARTICIPACOES S.A. (NYSE: TBE; BOVESPA: TLCP) hereby informs the Company's By-Laws restated on March 24, 2003:


                       CHAPTER I - FEATURES OF THE COMPANY

                                    LEGALFORM

Art. 1 - Tele Leste Celular Participacoes S.A. is a joint stock corporation governed by Law No. 6.404/76, as amended, by these By-Laws and by other applicable legal provisions, established for an indefinite period of time.

                                BUSINESS PURPOSE

Art. 2 - The Company's business purpose is:

I - to control cellular mobile service companies, personal communication services and other kinds of telecommunication services in general, pursuant to concessions, authorizations and permits granted to it;

II - to promote, through controlled companies or subsidiaries, the expansion and implementation of telecommunication services, in the respective concession, authorization and permit areas granted to it;

III - to promote, carry out or guide the raising of external or internal funds to be invested by the Company or by its controlled companies;

IV - to promote and stimulate study and research activities for the development of the telecommunications sector;

V - to perform, through its controlled companies or subsidiaries, specialized technical services concerning the telecommunication area;

                                    Pg. 1/16

VI - to promote, stimulate, perform and coordinate, through its controlled companies or subsidiaries, the formation and training of the staff necessary for the telecommunications sector;

     VII - to perform or promote the importation of goods and services for its controlled companies and subsidiaries;

     VIII - to perform other activities related to its business purpose;

     IX - to participate in the capital stock of other companies; and

     X - to trade equipment and material required for or useful to the operation of telecommunication services.

                                   HEAD OFFICE

Art. 3 - The Company has its head office in the City of Salvador, State of Bahia and may, by decision of the Executive Board, open and close branches, agencies and branch offices, offices, departments and representation in any part of the Brazilian territory or abroad.

                           CHAPTER II - CAPITAL STOCK

                               AUTHORIZED CAPITAL

Art. 4 - The Company may increase its capital stock up to the limit of one trillion and four hundred billion (1,400,000,000,000) shares, both common and preferred, irrespective of amendments to the By-laws, with the Board of Directors being the body that is competent to resolve as to the increase and the resulting issue of new shares, within said limit.

Paragraph One -There is no requirement of maintaining the proportion between the number of shares of each class, and the maximum proportion of two thirds (2/3) in the number of preferred shares, with no voting rights or with restricted voting rights in relation to the total of shares issued may be maintained

Paragraph Two - The shareholders shall have the right of first refusal for the subscription of increase in capital, in proportion to the number of shares that they hold.

Paragraph Three - By resolution of the Board of Directors, (i) the right of first refusal may be eliminated for the issue of shares, convertible debentures and subscription bonuses placed for sale on the Stock Exchange or by public subscription, exchange of shares in a public offer for acquisition of control, on the terms of the Articles 257 and 263 of the Law of Corporations, as well as for benefiting from tax incentives, on the terms of specific legislation, as permitted by Article 172 of Law No. 6404/76; and (ii) upon issuance of common shares in compliance with the provisions of article 15, paragraph 2 of Law No. 6404/76, the right of first refusal set forth in article 171, paragraph 1 (b) of the Law of Corporations regarding the subscription of shares of kinds and classes that are different from the ones held by the shareholders may not be extended to the holders of preferred shares, as provided for in article 8, paragraph 2 of Law No. 10.330/01.

                                    Pg. 2/16

                               SUBSCRIBED CAPITAL

Art. 5 - The subscribed capital stock, which is fully paid-in, is three hundred and five million, three hundred and ninety-five thousand, seven hundred and sixty-six Reais and forty-four cents (R$ 305,395,766.44 ) represented by four hundred and seventy-nine billion, four hundred and forty-five million, thirty-eight thousand, five hundred and eighty-three (479,445,038,583) registered shares, of which one hundred and sixty-six billion, eight million, forty-four thousand, fifty-one) (166,008,044,051) are common shares and three hundred and thirteen billion, four hundred and thirty-six million, nine hundred and ninety-four thousand, five hundred and thirty-two (313,436,994,532) are preferred shares, all of them book-entry shares without par value.

Sole Paragraph - The shares shall be maintained in a depositary account with a financial institution in the name of their titleholders, without issuance of certificates, and the institution may charge from the shareholders the cost of transfer of their respective shares.

                              CHAPTER III - SHARES

                                  COMMON SHARES

Art. 6 - Each common share corresponds to one vote in the Shareholders'
Meetings.

                                PREFERRED SHARES

Art. 7 - Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority: i) for reimbursement of capital, with no premium, and ii) for the payment of non-cumulative, minimum dividends of six percent (6%) per annum on the amount resulting of the division of the subscribed capital for the total number of shares of the Company or for receipt of dividends ten percent (10%) greater than those allotted to each common share, whichever is greater.

Sole Paragraph - Preferred shares will be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled for three (3) consecutive fiscal years, which right they shall retain until such dividends are paid.

                    CHAPTER IV -GENERAL SHAREHOLDERS' MEETING

Art. 8 - General Shareholders' Meetings shall be held: (i) on a regular basis, once a year, within the first four (4) months following the closing of each fiscal year, for resolution of the matters mentioned in Article 132 of Law No. 6.404/76 and, (ii) on a special basis, whenever necessary, be it as a function of corporate interests, or due to a provision in these By-Laws, or when applicable legislation should so require.

Sole Paragraph - General Shareholders' Meetings shall be called by the Board of Directors, it being incumbent upon the Chairperson of the mentioned body to provide support to the relevant act.

                                    Pg. 3/16

Art. 9 - Subject to prior approval by the General Shareholders' Meetings are the execution of any long-term agreements between the Company or its controlled subsidiaries, on the one part, and the controlling shareholder or controlled companies, affiliates, subject to common control or that control the latter, or that in any other way constitute related parties of the Company, on the other part, except when the agreements are subject to uniform clauses.

Art. 10 - Without impairment to the provisions of Paragraph One of Article 115 of Law No. 6.404/76, the holders of preferred shares shall have voting rights in the general meetings resolution referred to in Article 9, as well as to those relative to amendment or revocation of the following By-Laws provisions:

I -   Article 9;

II -  Sole Paragraph of Article 11; and

III - Article 30.

Art. 11 - The General Shareholders' Meetings shall be chaired by the Chairperson the Board of Directors, who shall appoint the Secretary from among those present. In the event of absence of the Chairperson of the Board of Directors, the shareholders shall choose the Chairperson and the Secretary.

Sole Paragraph - In the cases provided for in Article 136 of Law No. 6.404/76, the first calling notice for the General Shareholders' Meetings shall be published at least thirty (30) days in advance and at least ten (10) days in advance for the second calling notice.

Art. 12 - Only shareholders whose shares are registered in their name up to seventy-two (72) hours prior to the date scheduled for the relevant Meeting, may participate and vote in the General Shareholders' Meetings.

Paragraph One - The calling notice may require that the presence of the shareholder in the Meeting be contingent upon deposit, in the Company's head office, of proof of his/her/its qualifications as a shareholder, issued by the Company itself or by the depositary institutions of the Company's shares, up to seventy-two (72) hours prior to the scheduled date for the General Shareholders' Meeting.

Paragraph Two - The calling notice may also require that representation of the shareholder by a proxy in a Meeting be contingent upon deposit of the relevant instrument of power of attorney at the Company's head office, at least seventy-two (72) hours prior to the date scheduled for the General Shareholders' Meeting.

                      CHAPTER V - MANAGEMENT OF THE COMPANY

Art. 13 - The Company shall be managed by the Board of Directors and by the Executive Board, with the duties conferred to them by law and by these By-Laws. The relevant members shall be elected for a term of office of three (3) years, to which they may be re-elected, and they are released from posting bond for the performance of their functions.

                                    Pg. 4/16

Paragraph One - All members of the Board of Directors and of the Executive Board shall take office by signing the relevant instruments, remaining in their respective offices up to when their successors effectively take office.

Paragraph Two - The General Shareholders' Meeting shall set the overall remuneration of the Company's officers, including benefits of any kind and entertainment allowances, while the Board of Directors shall be competent to distribute the remuneration among its members and the members of the Executive Board.

Paragraph Three - The General Shareholders' Meeting may ascribe profit sharing to the officers of the Company, provided the provisions of Article 152, Paragraph One and Paragraph Two of Law No. 6.404/76 are observed, following a proposal presented by the Company's administration.

                               BOARD OF DIRECTORS

                                   COMPOSITION

Art. 14 - The Board of Directors shall be made up of at least three (3) and at most twelve (12) members, all of them shareholders of the Company, who may be elected to and removed from the body by a General Shareholders' Meeting, included in such number the members of the Board elected by the minority shareholders, if any, with due regard, concerning the number of members established in this article, for the provisions of paragraph 7 of article 141 of the Law of Corporations.

Sole Paragraph - The Board of Directors shall appoint, from among its members, the Chairperson and the Vice-Chairperson of the Board .

                                  SUBSTITUTION

Art. 15 - In the event of impediment or absence of the Chairperson of the Board of Directors, he/she shall be substituted by the Vice-Chairperson. In the absence of the Vice-Chairperson, the Chairperson shall be substituted by another member of the Board indicated by said Board.

Paragraph One - In the event of impediment or absence of any other member of the Board of Directors, the impeded or absent member may indicate his/her substitute, in writing, from among the other members of the Board of Directors, to represent him/her and resolve in the meeting to which he/she will not be able to attend, on the terms of the provisions of Paragraph Three of Article 19 of these By-Laws.

Paragraph Two - Members of the Board of Directors may participate in a meeting of said Board by conference call, video conference or any other means permitting that all of the Directors may see and hear each other and, in such case, they shall be considered to

                                    Pg. 5/16
have attended the same and shall confirm their vote by a written statement sent to the Chairperson of the Board by mail or fax promptly after the meeting. The resolutions taken in said meetings shall be confirmed at the first following meeting of the Board of Directors, which is physically attended by its members.

Art. 16 - In the event of vacancy in the offices of director, the substitute shall be appointed by the remaining directors for the remaining term of office of the substituted member or until a general meeting for the election of the substitute is held. In the event of vacancy in most offices of the members of the Board of Directors, provided for in Article 14 above, a General Shareholders' Meeting shall be called to elect the substitutes.

                                  INCUMBENCIES

Art. 17 - It is incumbent upon the Board of Directors, in addition to the duties provided for in article 142 of the Law of Corporations, to:

I -        approve and amend the internal rulings of the Board of Directors;

II - resolve as to the issuance of shares by the Company, involving increase in capital, within the limit of authorized capital, defining the terms and conditions of such issuance;

III - resolve as to the issuance of subscription bonuses and to the issuance of simple and not convertible into shares debentures and with no in rem guarantee;

IV - resolve, as delegated by the General Shareholders' Meeting, as to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions for maturity, amortization or redemption, (iii) time and conditions for payment of interest, for profit sharing and for reimbursement premium, if any, (iv) form of subscription or placement, and (v) type of debentures;

V - resolve as to the issuance of promissory notes for public distribution ("Commercial Papers") and as to the submission of the Company's shares to a system of deposit for trading of the respective certificates ("Depositary Receipts");

VI - authorize the acquisition of shares issued by the Company, for cancellation or custody in Treasury for subsequent sale;

VII - authorize the sale of fixed assets, the creation of in rem guarantees and the giving of guarantees of third parties obligations, in an amount greater than three hundred million Reais (R$ 300,000,000.00);

VIII - approve the assumption of any obligation not provided for in the Company's budget for an amount greater than three hundred million Reais (R$ 300,000,000.00)

IX - authorize the execution of agreements not provided for in the Company's budget, for an amount greater than three hundred million Reais (R$ 300,000,000.00);

X - approve investments and acquisition of assets not provided for in the Company's budget, for an amount greater than three hundred million Reais (R$ 300,000,000.00);

                                    Pg. 6/16

XI - authorize the acquisition of equity interest on a permanent basis in other companies in an amount greater than three hundred million Reais (R$ 300,000,000.00), not provided for in the Company's budget and the encumbrance or sale of equity interest;

XII - approve the distribution of interim dividends;

XIII - choose or remove the independent auditors, with due regard for the provisions of paragraph 2 of article 142 of the Corporations Law; and

XIV - indicate or remove the internal auditors, the Secretary General and the General Counsel;

Art. 18 - The specific duties of the Chairperson of the Board of Directors are:
(a) call for the General Shareholders' Meetings when deemed necessary or pursuant to the law; (b) chair the General Shareholders' Meetings and choose the Secretary among those present; (c) call for and chair the meetings of the Board of Directors whenever deemed necessary or when requested by any director; (d) assure that the resolutions taken at the general shareholders' meetings and at the meetings of the Board of Directors are duly implemented.

                                    MEETINGS

Art. 19 - The Board of Directors shall meet, (i) on a regular basis, once every three months, and (ii) on a special basis, by calling notice from its Chairperson, who shall designate the matters to be discussed, with minutes being drawn up on its resolutions.

Paragraph One - The meetings of the Board shall be called for in writing, at least seventy-two (72) hours in advance and the calling notice shall indicate the agenda and the matters to be discussed in the relevant meeting.

Paragraph Two - The Board of Directors shall resolve by majority vote, provided the majority of its members in office are present.

Paragraph Three - Any Member of the Board may be represented by another Member at meetings to which he/she is not able to attend, provided the instrument of delegation of representation is drawn up in writing and signed.

                                 EXECUTIVE BOARD

                                   COMPOSITION

Art. 20 - The Executive Board shall be made up of eight (8) members, who may or not be shareholders, who are resident in Brazil, elected by the Board of Directors, to take the following offices:

a) Chief Executive Officer;

                                    Pg. 7/16

b) Executive Vice-President for Operations;

c) Executive Vice-President for Finance, Planning and Control;

d) Executive Vice-President for Marketing and Innovation;

e) Vice-President for Technology and Networks;

f) Vice-President for Regulation and Institutional Relations;

g) Vice-President for Information Technology and Products and Services Engineering; and

h) Vice-President for Customers.

Sole Paragraph - One same Executive Officer may be elected to accumulate duties of more than one office on the Executive Board, and the members of the Executive Board shall not make up the Board of Directors.

Art. 21 - In the event of absences or temporary impediments, the Chief Executive Officer shall be substituted for the Executive Vice-President for Finance, Planning and Control. In the event of a vacancy in an Executive Board office, the relevant substitution shall be resolved by the Board of Directors; in case of impediment, the Chief Executive Officer shall designate the substitute of the impeded Executive Officer from among the other Executive Officers.

        COLLEGIATE AUTHORITY OF THE EXECUTIVE BOARD AND REPRESENTATION OF
                                  THE COMPANY

Art. 22 - The Executive Board is the body for active and passive representation of the Company, with the body and its members performing all the acts that are necessary and convenient for the management of corporate business. It is incumbent upon the Executive Board to collectively, including, but not limited to the following acts:

I. propose to the Board of Directors the Company's general plans and programs, specifying the investment plans for expansion of the operating plant;

II. authorize, within the limits established in these By-Laws, the sale or encumbrance of other fixed assets, the creation of in rem guarantees and the giving of guarantees of third parties obligations;

III. prepare the financial statements, the results for the fiscal year and the dividend distribution proposal, including interim dividends, as well as the application of excess funds, to be submitted for examination by the Audit Committee, by the Independent Auditors and by the Board of Directors;

IV. whenever applicable, perform the following acts, within the limits set in these By-Laws: (a) ratify the purchase of materials and equipment and the contracting of

                                    Pg. 8/16
     assets, construction and services; (b) ratify the sale of current assets; and (c) authorize the contracting by the Company of financing and loans;

V. approve the execution of other agreements not mentioned above, within the limits of its duties.

Paragraph One - The resolutions of the Executive Board shall be taken by majority vote, provided the majority of its members are present.

Paragraph Two - With due regard for the provisions of these By-Laws, in order to bind the Company it is necessary to obtain (i) the joint signature of two (2) Executive Officers, except in emergencies, when the individual signature of the Chief Executive Officer or, in his absence or temporary impediment, the Executive Vice-President for Finances, Planning and Control, in any event subject to approval by the Executive Board; (ii) the signature of one (1) Executive Officer jointly with one (1) Attorney-in-Fact; or (iii) the signature of two (2) Attorneys-in-Fact jointly, provided they are vested with specific powers.

Paragraph Three - Powers of attorney granted in the name of the Company shall always be executed by two (2) Executive Officers and must specify the powers granted and, except for those granted for legal purposes, must have a maximum term of effectiveness of one (1) year.

                     INCUMBENCIES OF THE EXECUTIVE OFFICERS

Art. 23 - The following are the specific incumbencies of each member of the Executive Board:

I- Chief Executive Officer:

     a) to follow up on and supervise the implementation of the resolutions of the General Shareholders' Meetings and the Board of Directors;

     b) to follow up on and supervise the implementation of the Company's strategic policy;

     c) to coordinate and supervise the duties of the other Statutory Officers, representing the Executive Board at the General Shareholders' Meeting and the Board of Directors;

     d) to coordinate the legal matters and ordinary relations with government authorities, through the Secretary General and the General Counsel;

     e) to coordinate and follow up on human resources issues, through the Human Resources Department;

     to coordinate and follow up on corporate communication issues, through the Institutional Communication Department;

     f) to coordinate and follow up on internal audit issues, through the Audit Department;

                                    Pg. 9/16

     g) to coordinate and follow up funds issues, through the General Funds Department.

II - Executive Vice-President for Operations:

a) to identify the needs of customers segments;

b) to carry out the sale of goods and services;

c) to manage and develop sale channels (ex.: own stores, resale, reload and retail networks);

d) to develop and deploy merchandising actions and cooperative advertising;

e) to manage relationships with customers;

f) to identify the needs of the customers segments;

g) to negotiate specific proposals and solutions for Companies;

h) to identify opportunities and classify solutions to be developed together with the Engineering of Goods and Services for corporate customers;

i) to coordinate interfaces in the development and implementation of the solutions proposed for Companies;

j) to define sale targets by segment, product, channel, region, seller;

k) to monitor the sales performance by segment, product, channel, region, seller;

l) to support the marketing department in the definition of portfolio of phone sets;

m) to prepare and manage commercial agreements; and

n) to train and support the sales team.

III - Executive Vice-President for Finance, Planning and Control:

a) to identify political, economic, social and technological scenarios and monitor the share market;

b) to define macro-guidelines for the strategic plan and indicators to be controlled;

c) to support the executive boards in the preparation of the strategic plan, consolidate it and submit it to the Executive Board;

d) to carry out market and/or economic feasibility studies requested by other departments;

e) to identify and evaluate business opportunities, evaluate purchase and partnership opportunities;

f) to implement approved projects (project management);

                                   Pg. 10/16

g) to develop a relationship strategy and interact with market entities and shareholders performing Investor Relations duties, to give information to the investing public, to the CVM (Securities Commission) and the entities with which the company shall have its securities listed and keep the company's registration updated;

h) to define and manage the company's financial structure;

i) to structure investments, make investments and raise funds;

j) to manage credit and financial risk (hedging);

k) to coordinate the daily management of cash flow (accounts payable and receivable);

l) to define accounting policies and criteria and prepare management accounting reports and reports for the market;

m) to define and manage the chart of accounts and maintain the database;

n) to analyze, conciliate and close the accounts;

o) to define and follow up on financial-economic indicators;

p) to prepare financial analysis for decision taking;

q) to monitor revenue assurance;

r) to prepare, conciliate and follow up on the budget.

IV - Vice-President for Technology and Network:

a) to coordinate the strategy for network technological evolution, development and growth;

b) to plan, size and develop the cellular radio network, switching, interconnection and service platforms;

c) to program and coordinate the projects;

d) to deploy the service platform-related projects;

to guarantee the implementation in accordance with the project specifications;

e) to monitor network management centers, platforms and information systems;

f) to monitor the global performance of the network;

g) to manage CGRs and service platforms;

h) to manage the traffic;

i) to monitor signaling and roaming systems;

j) physical and logical security of the network;

                                   Pg. 11/16

k) to deploy network projects;

l) to manage the network performance and service platforms;

m) to provide for preventive and corrective maintenance of the network elements and platform;

n) to manage the quality of the service suppliers; and

o) to carry out projects for the optimization of the network.

V - Executive Vice-President for Marketing and Innovation

a) to define a marketing strategy and plan for all market segments;

b) to give support to the company in collecting information on customers, bidding, products and offers;

c) to harmonize offers in the transactions;

d) to manage the life cycle of goods and services;

e) to identify opportunities/needs for innovation and classify the development of new goods and services;

f) to classify new sale networks (in coordination with sales);

g) to manage the segments, develop and implement a strategy to promote customer acquisition, loyalty and retention;

h) to develop and implement offers, goods and services based on the needs of each segment so as to comply with the demands of its internal customers;

i) to harmonize the form of the local Marketing activity;

to plan the needs, kinds and types of terminals and accessories (together with the Sales);

j) to develop and implement national and regional promotions;

k) to develop and implement advertising strategy and trademark management;

l) to develop and implement national and regional advertising campaigns;

m) to coordinate the participation and organization of the Company's marketing events.

VI - Vice-President for Regulation and Institutional Relations:

a) to monitor the regulation environment;

b) to implement relationship and negotiation with the regulating agencies;

c) to prepare the documentation concerning regulating issues;

                                   Pg. 12/16

d) to officialize and publish indicators with Anatel;

e) to internally disclose substantial regulating issues;

f) to have relationships with outside entities;

g) to make contributions to public consultations;

h) to review advertising material;

i) to negotiate agreements and interconnection and interlink tariffs;

j) to manage interconnection agreements;

k) to plan the network optimization, analysis and proposals of cost optimization;

l) to make interface with the Network to make the optimization of the network and performance of improvements feasible; and

m) to define guidelines for the control of interconnection traffic performed by Billings.

VII - Vice-President for Information Technology and Products and Services
Engineering:

a) to develop/foment the data business;

b) to develop technical design and test voice and/or data goods and services to be launched in the market;

c) to coordinate the implementation of voice and/or data goods and services with the technical and commercial areas;

d) to specify and make interface with platforms of goods and services in IS;

e) to identify and control technical options and suppliers available for terminals and accessories;

f) to coordinate implementation activities and test of new terminals and accessories;

g) to establish the strategy for information system and the respective systems plan;

h) to give support to the respective procedure damages in the preparation and implementation of projects of business and corporate systems development;

i) to manage the operationalization of systems and infra-structure and coordinate the integration of systems and platforms;

j) to manage production environments;

k) to give corrective and preventive maintenance of the systems, applications, platforms and equipment;

l) to coordinate the supervision of service providers;

                                   Pg. 13/16

m) to supply help desk service;

n) to guarantee the implementation, maintenance and improvement of procedures;
   and

o) to manage total quality programs.

VIII - Vice-President for Customers:

a) to perform customer acknowledgment management;

b) to develop pricing and customer profitability analyses and guidelines;

c) to define criterion and tools for the development of CRM and billing systems;

d) to undertake and develop functional ownership of database and data care;

e) to be in charge of individual or corporate call center and data and wireless services;

f) to operationalize the call center for retention, loyalty, acquisition and recovery of customers;

g) to be in charge of back office and resale call center;

h) to control the call center traffic and collect information for the database;

i) to plan alternative channels (hot line, URA, fax, SMS, self-service, Internet);

j) to manage the billings and fraud control;

k) to define managing ruler of the collection procedure and coordination of credit limit.

                          CHAPTER VI - AUDIT COMMITTEE

Art. 24 - The Audit Committee, operating on a permanent basis, shall be made up of at least three (3) and at most five (5) regular members and an equal number of deputy members.

Paragraph One - The remuneration of the members of the Audit Committee, in addition to the reimbursement of travel and lodging expenses for performance of the function, shall be set by the General Shareholders' Meeting that elects the members and may not be less than, for each member in office, ten percent of that attributed on average to each Executive Officer, without computing benefits of any nature, entertainment allowances or profit sharing.

Paragraph Two - In the event of a vacancy for an office on the Audit Committee, the substitute shall be the respective deputy. If there is vacancy in the majority of the offices, a general shareholders' meeting shall be called in order to elect the substitutes.

Paragraph Three - The Audit Committee shall meet (i) on a regular basis, once every quarter, and (ii) on a special basis, by call notice from the Chairperson of the Board of

                                   Pg. 14/16

Directors, or from two (2) members of the Audit Committee, with minutes being drawn up for its resolutions.

Paragraph Four - The meetings of the Audit Committee shall be called for in writing at least forty-eight (48) hours in advance, with the call notice showing the agenda and a list of the matters to be discussed during the relevant meeting.

               CHAPTER VII - FISCAL YEAR AND FINANCIAL STATEMENTS

                                   FISCAL YEAR

Art. 25 - The fiscal year shall coincide with the calendar year, and the balance sheets shall prepared annually, six-monthly or quarterly.

                              ALLOCATION OF PROFITS

Art. 26 -Together with the financial statements, the Board of Directors shall submit to the General Shareholders' Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income.

Paragraph One - From the net income for the fiscal year: (i) five percent (5%) shall be allocated to the legal reserve, with the aim of ensuring the integrity of the capital stock, limited to twenty percent (20%) of paid-in capital stock; and (ii) twenty-five percent (25%) of net income, adjusted according to chapters II and III of Article 202 of Law No. 6404/76, to be mandatorily distributed as a minimum compulsory dividend to all shareholders; and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to a resolution by the General Shareholders' Meeting, based on a proposal from the Board of Directors as shown in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders' Meeting shall resolve as to application of the excess in paying in or increasing capital stock or in paying additional dividends to the shareholders.

Paragraph Two - Dividends that remain unclaimed over a period of three (3) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.

Art. 27 - The Company may, by resolution of the Board of Directors, declare dividends: (i) on account of profit assessed in six-monthly balance sheets, (ii) on account of profit assessed in quarterly balance sheets, provided the total dividends paid in each half of the fiscal year does not exceed the amount of capital reserves addressed in the Paragraph One of Article 182 of Law 6404/76, or (iii) on account of retained earnings or profit reserves shown in the last annual or six-monthly balance sheet.

Sole Paragraph - Interim dividends distributed on the terms of this article shall be ascribed to the minimum compulsory dividend.

                                   Pg. 15/16

Art. 28 - By resolution of the Board of Directors, and with due regard for legal provisions, the Company may pay to its shareholders interest on equity, which may be ascribed to the minimum compulsory dividend, subject to approval by the General Shareholders' Meeting.

                        CHAPTER VIII - GENERAL PROVISIONS

Art. 29 - The Company shall go into liquidation in the cases provided for by law, it being incumbent upon the General Shareholders' Meeting to determine the form of liquidation and to appoint the liquidator.

Art. 30 - Approval by the Company, through its representatives, of amalgamation, spin-off, merger or dissolution of its controlled subsidiaries shall be preceded by an economic and financial analysis by an independent Company, which is renowned internationally, confirming that equitable treatment is being given to all the interested companies, the shareholders of which shall have full access to the report on such analysis.

Art. 31 - For all contingencies that are not covered by these By-Laws, the Company shall be governed by applicable law.

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  TELE LESTE CELLULAR HOLDING COMPANY



Date:  March 31, 2003.            By:  /s/ Charles E. Allen
                                      ------------------------------------------
                                      Name:    Charles E. Allen
                                      Title:   Investor Relations Director